UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:
:
AMERICAN ELECTRIC POWER COMPANY, INC.	:	CERTIFICATE
Columbus, Ohio43215	:	OF
	:	NOTIFICATION
(70-5943)	:
:
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935	:
:

THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from April 1, 2005, through June 30, 2005, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. (“EquiServe”)], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 275,476 of the Company's Common Stock, at a total purchase price of $9,865,054.52. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

AMERICAN ELECTRIC POWER COMPANY, INC.

By:	/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer, Assistant Secretary

Dated: July 12, 2005

SCHEDULE I
To
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2005

TRANSACTIONS THIS PERIOD:

ORIGINAL ISSUE SHARES

Period	Shares Issued	Price PerShare	Total Purchase Price

Total O/I Purchase	-0-	-0-	$-0-

OPEN MARKET PURCHASES

Date	Shares Purchased	Average Price Per Share	Total Purchase Price
04/05/05	8,317	34.326	$285,489.34
04/12/05	5,830	34.749	202,586.67
04/19/05	8,324	34.596	287,977.10
04/26/05	1,495	35.151	52,550.75
05/03/05	8,302	35.652	295,982.90
05/10/05	3,357	35.170	118,065.69
05/17/05	2,936	34.976	102,689.54
05/24/05	3,105	35.369	109,820.75
05/31/05	4,065	35.551	144,514.82
06/07/05	5,645	36.200	204,349.00
06/07/05	27,631	36.263	1,001,982.95
06/08/05	28,000	36.016	1,008,448.00
06/09/05	30,682	35.735	1,096,421.27
06/10/05	30,534	36,061	1,101,086.57
06/13/05	30,946	35.709	1,105,050.71
06/14/05	30,628	35.919	1,100,127.13
06/14/05	3,982	36.010	143,391.82
06/15/05	30,404	36,084	1,097,097.94
06/21/05	6,018	35.841	215,691.14
06/28/05	5,275	36.347	191,730.43
Total O/M Purchase	275,476		$9,865,054.52

CUMULATIVE SUMMARY OF TRANSACTIONS:

ORIGINAL ISSUE SHARES

	Shares Issued	Total Purchase Price

Totals from last report	47,773,594	$1,008,340,148.37
Transactions this period	-0-	-0-
Total Original Issue Shares	47,773,594	$1,008,340,148.37

OPEN MARKET PURCHASES

	Shares Issued	Total Purchase Price

Totals from last report	30,014,361	$946,386,037.14
Transactions this period	275,476	9,865,054.52
Total Open Market Shares	30,289,837	$956,251,091.66

SCHEDULE II
to
CERTIFICATE OF NOTIFICATION (#70-5943)
of
AMERICAN ELECTRIC POWER COMPANY, INC.

Summary of Plan Expenses
For the year ended
December 31, 2004

Fees and expenses of EquiServe, the Plan agent:

Brokers’ fees for purchase of shares	$36,921

Participant Terminal System Charge (DTCC Chargeback for settlement of open market trades)	1,479

Account maintenance charges	*

Postage	109,515

Printing expenses - DPR statement form, authorization cards, envelopes, and enclosing costs	30,104

TOTAL	$178,019

Average number of participants in the Plan during the year	62,502

* The fee paid the transfer agent does not separately identify the account maintenance charges for the DRP plan, however, we estimate the fee to be in the range of $5 per account.